





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KippsDeSanto & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, Suite 1200
(No. and Street)

Tysons Corner	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabrielle Halprin (504) 533-7377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)







OATH OR AFFIRMATION

I, Gabrielle Halprin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KippsDeSanto & Company, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Operations Officer

Title

Notary Public FEB 24 2021

CHRISTOPHER J. ROUSE NOTARY PUBLIC COMMISSIONED FOR LIFE NOTARY ID NO. 89437 ORLEANS PARISH, LA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPPSDESANTO & COMPANY

(A Wholly Owned Subsidiary of Capital One, N.A.)

FINANCIAL REPORT

Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 51183

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KippsDeSanto & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KippsDeSanto & Company (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KippsDeSanto & Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2019.

Glen Allen, Virginia
February 12, 2021

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2020

Assets:

Cash	$	30,808,625
Accounts receivable		306,260
Other receivables		946
Fixed assets, net		144,831
Deferred tax asset		226,609
Right of use asset, net		2,001,485
Total assets	$	33,488,756

Liabilities:

Accrued expenses	$	81,870
Lease liability		2,074,832
Accrued compensation expenses		13,971,689
Deferred revenue		646,411
Due to affiliates		3,022,415
Total liabilities		19,797,217

Stockholder's equity:

Common stock, no par value; 2,000,000 shares authorized; 1,363,153 issued and outstanding		—
Additional paid-in capital		7,207,138
Retained earnings		6,484,401
Total stockholder's equity		13,691,539
Total liabilities and stockholder's equity	$	33,488,756

See accompanying Notes to Financial Statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Income
For the Year Ended December 31, 2020

Revenue:		
Investment banking	$	36,014,585
Other income		172,960
Interest income		23,634
Total revenues		36,211,179
Expenses:		
Salaries and associated benefits		22,882,783
Occupancy and equipment		1,045,280
Advertising and marketing		177,421
Professional services		399,836
Communication and data processing		326,562
Intercompany management fees		2,526,069
Other operating		717,608
Total expenses		28,075,559
Income before income taxes		8,135,620
Income tax expense		2,410,408
Net income	$	5,725,212

See accompanying Notes to Financial Statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances as of January 1, 2020	$ —	$ 7,207,138	$ 759,189	$ 7,966,327
Net income	—	—	5,725,212	5,725,212
Balances as of December 31, 2020 ..	$ —	$ 7,207,138	$ 6,484,401	$ 13,691,539

See accompanying Notes to Financial Statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Cash Flows
For the Year Ended December 31, 2020

Operating activities:

Net income	$	5,725,212
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		54,420
Non-cash lease expense		(8,544)
Deferred income taxes		(95,299)
Changes in operating assets and liabilities:		
Accounts receivable		(47,932)
Deposits		102,437
Other receivables		19,620
Due from affiliates		152,202
Accrued expenses		(110,812)
Accrued compensation expenses		9,564,889
Deferred revenue		45,611
Due to affiliates		2,407,323
Net cash provided by operating activities		17,809,127
Increase in cash		17,809,127
Cash, beginning of year		12,999,498
Cash, end of year	$	30,808,625

Supplemental cash flow information:

Income taxes paid	$	247,709

See accompanying Notes to Financial Statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Note 1—Organization

KippsDeSanto & Company (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $2,208,872 at December 31, 2020. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Certificate of Deposit

The Company had a certificate of deposit at a financial institution that was measured at fair value. The deposit matured on November 2, 2020 and the funds were transferred to the Company's cash account at the financial institution.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements (continued)

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes accounts receivable, other receivables, and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's financial statements.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 5 years.

Leases

In accordance with ASU 2016-02 – Leases (Topic 842), the Company records all leasing activity with terms of more than 12 months on the statement of financial condition with a right of use asset and a lease liability based on the net present value of rental payments.

Revenue Recognition

Investment Banking Revenue: The Company earns investment banking revenue from providing merger and acquisition and financial advisory services.

During 2020, the Company recognized investment banking revenue of $15,485,755 from the aerospace and defense sector and $20,528,830 from the technology solutions sector.

The Company recognizes retainer revenue from contracts with customers upon delivery of certain marketing materials. The Company recognizes success fee revenue from contracts with customers at the point in time in which the merger or acquisition transaction is completed. During 2020, the Company recognized revenue of $35,014,585 for success fees for closed transactions and $1,000,000 for retainer revenue without the consummation of a success fee base transaction. The Company recorded contract liabilities of $600,800 and $646,411 as of January 1, 2020 and December 31, 2020, respectively. Contract liabilities are presented as deferred revenue in the statement of financial condition. The Company had no contract assets at January 1, 2020 or December 31, 2020.

Other Revenue: The Company is reimbursed for expenses incurred in relation to services rendered based on agreed upon terms with each client. These reimbursements are included in other revenue on the statement of income.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred advertising costs of $117,726 in 2020. Advertising costs are included in advertising and marketing expenses in the accompanying statement of income.

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $2,764,327 at December 31, 2020.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2020.

Note 3—Income Taxes

The following table presents the components of income tax expense for the year ended December 31, 2020:

Current tax expense:		
Federal…………………………………………………………	$	1,619,027
State………………………………………………………………		886,680
Total current tax expense………………………………………		2,505,707
Deferred tax:		
Federal…………………………………………………………		(78,199)
State………………………………………………………………		(17,100)
Total deferred tax benefit.……………….…………………………		(95,299)
Income tax expense……………………………………………...	$	2,410,408

The Company's effective tax rate differs from the statutory tax rate due to state income taxes and permanent differences resulting primarily from nondeductible meals and entertainment. Under its Compliance Assurance Program, the Internal Revenue Service is in the process of auditing Capital One's 2017 through 2020 federal income tax returns. The outcome of the audit is not expected to have a material impact on the financial results of the Company.

For the year ended December 31, 2020, the Company made payments to Capital One of $122,003 for federal income taxes, and $125,706 for state income taxes.

Note 4—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost. This fee totaled $2,526,069 for the year ended December 31, 2020 and is recorded as intercompany management fees in the accompanying statement of income.

Various administrative services are provided to the Company by associates of Capital One Securities, Inc. ("COS"), an affiliated broker-dealer. The Company reimburses COS for these services on a monthly basis. The expense for these services totaled $89,014 for the year ended December 31, 2020 and is recorded as salaries and associate benefits in the accompanying statement of income.

Note 5—Leases

The Company has a lease for office premises that expires in March 2024. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of approximately 2.3%, the Company's estimated incremental borrowing rate.

Future maturities of the operating lease liability as of December 31, 2020 are as follows:

2021	$	631,286
2022		648,657
2023		666,507
2024		168,888
		2,115,338
Less: discount to present value		(40,506)
Total	$	2,074,832

Note 6—Property and Equipment

The following table presents property and equipment as of December 31, 2020:

Leasehold improvements	$	99,701
Computer equipment		54,824
Furniture and equipment		61,595
Gross property and equipment		216,120
Less: accumulated depreciation		(71,289)
Property and equipment, net	$	144,831

Total depreciation was $54,420 for the year ended December 31, 2020 and is included in occupancy and equipment in the accompanying statement of income.

Note 7—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2020 amounts to $79,500 for 2021.

Note 8—Concentration

Approximately 40% of total revenues were earned from three clients in 2020, and approximately 67% of total accounts receivable are due from four clients as of December 31, 2020.

Note 9—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $13,012,893 which was $11,826,510 in excess of the required minimum net capital of $1,186,383. The Company's net capital ratio was 1.4 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

Note 10—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 12, 2021, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2020

Stockholder's equity:

Stockholder's equity qualified for net capital	$	13,691,539
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		13,691,539
Non-allowable assets		678,646
Net capital before haircuts on securities position		13,012,893
Haircuts on firm securities positions		-
Net capital	$	13,012,893
Amounts included in total liabilities which represent aggregate indebtedness:		
Accounts payable and accrued liabilities	$	17,795,732
Minimum net capital required (the greater of $5,000 or 6-⅔% of aggregate indebtedness)		1,186,383
Net capital in excess of minimum requirements	$	11,826,510
Percentage of aggregate indebtedness to net capital		136.75%

Note: There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as originally filed as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2020

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KippsDeSanto & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which KippsDeSanto & Company (the “Company”) had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, as the Company [1] did not directly or indirectly receive, hold or otherwise owe funds or securities for or to its customers; [2] did not carry accounts of or for customers; and [3] did not carry Proprietary Accounts of Broker-Dealers as defined in Rule 15c3-3. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KippsDeSanto & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 12, 2021

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Management's Exemption Report

KippsDeSanto & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients and arranging for advising clients on the arrangement of capital, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers, did not carry accounts of or for customers, and did not carry Proprietary Accounts of Broker-Dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Gabrielle Halprin, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Gabrielle Halprin
Chief Financial Operations Officer
February 12, 2021